Exhibit 1.02

CONFLICT MINERALS REPORT OF XILINX, INC.
FOR THE YEAR ENDED DECEMBER 31, 2013
IN ACCORD WITH RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

This is the Conflict Minerals Report (“Report”) of Xilinx, Inc. (“Xilinx”) for calendar year 2013 (excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

Xilinx designs and develops programmable semiconductor devices and associated technologies worldwide. Xilinx’s due diligence covered two product categories that contain the necessary conflict minerals: i) Silicon Products (semiconductors), and ii) Development Systems Boards and Kits. Silicon Products, which include integrated circuits (ICs) in the form of programmable logic devices (PLDs), including programmable Systems on Chips (SoCs) and three dimensional ICs, comprise the majority of our revenues. Our Development Systems Boards and Kits are designed to streamline and accelerate development for market-specific applications.

In accord with Rule 13p-1, Xilinx undertook due diligence to seek to determine the source and chain of custody of conflict minerals necessary to the functionality or production of Xilinx’s Silicon Products and Development Systems Boards and Kits. Xilinx designed its due diligence measures to be in conformity, in all material respects, with the nationally and internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”) and related Supplements for each of the conflict minerals.

As a “fabless” semiconductor company, Xilinx does not own or operate silicon wafer production facilities. Rather, we purchase our wafers from independent foundries including United Microelectronics Corporation, Taiwan Semiconductor Manufacturing Company Limited, and Samsung Electronics Co., Ltd. Xilinx does not purchase raw ore or unrefined conflict minerals, and does no purchasing in the Covered Countries. Xilinx, as a purchaser, is many steps removed from the mining of the conflict minerals. Xilinx’s due diligence measures were based on multi-industry initiatives with the smelters and refiners of conflict minerals who provide those conflict minerals to Xilinx’s suppliers or lower-tier suppliers. The origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores.

Xilinx’s due diligence measures included:

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Conducting a supply-chain survey with all direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners who contribute refined conflict minerals to Xilinx’s Silicon Products and Development Systems Boards and Kits.

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Comparing the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter facilities which have received a “conflict free” designation (such as EICC/GeSI Conflict Free Smelter (CFS) program’s lists for tantalum, tin, tungsten and gold).

As a result of Xilinx’s due diligence efforts, we have identified and obtained sourcing information from substantially all of our suppliers for materials that include necessary conflict minerals in our most recent fiscal year.

On the basis of the due diligence measures described above, Xilinx is unable to determine the country of origin of the necessary conflict minerals or whether the necessary conflict minerals were from recycle or scrap sources.

Further, on the basis of such information, Xilinx is unable to determine and to describe the facilities used to process those necessary conflict minerals or their country of origin. Xilinx’s efforts to determine the mine(s) or location of origin with the greatest possible specificity included the use of the due diligence measures described above.